FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of September 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                            Blocklisting application


Application has been made to the UK Listing Authority for the blocklisting of and to the London Stock Exchange for the Admission to the Official List of 30,000,000 Ordinary Shares of 10p each fully paid, ranking pari passu with the existing Ordinary Shares. These shares are being blocklisted to satisfy the exercise of options under the BG Group Company Share Option Scheme.

21 September 2005
Website www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 September 2005                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary